January 3, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:           Jaguar Global Growth Corporation I

Registration Statement on Form S-1

File No. 333-260483

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the underwriters for the proposed public offering of units of Jaguar Global Growth Corporation I (the “Company”) pursuant to the above-referenced Registration Statement, hereby join in the request of the Company for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:00 p.m., Eastern time, on January 5, 2022, or as soon as possible thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, we advise you that, as of the date hereof, we expect to distribute approximately 500 copies of the Preliminary Prospectus, dated December 8, 2021, to prospective dealers, institutional investors, retail investors and others.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced proposed offering.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Scott Eisen
Name:	Scott Eisen
Title:	Managing Director
Head of North America Real Estate & Lodging

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Authorized Signatory

[Signature Page to Acceleration Request Letter]